

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2019

Harold Shlevin
Chief Executive Officer
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd., Suite 240
Norcross, GA 30071

> **Re: Galectin Therapeutics Inc.
>   Registration Statement on Form S-3
>   Filed March 6, 2019
>   File No. 333-230085**

Dear Dr. Shlevin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert E. Tritt